UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

Commission File Number: 333-217231

BEARING LITHIUM CORP.
(Translation of registrant's name into English)

1400-1111 W Georgia St.

Vancouver, BC

Canada V6E 4G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 28, 2017 (the “Closing Date”), Bearing Lithium Corp. (“we”, “us”, “our”, “Bearing” or the “Company”) completed our previously disclosed proposed acquisition of Li3 Energy Inc., a Nevada corporation (“Li3”), pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated January 27, 2017 among Li3, Bearing, and LI Acquisition Corporation, a Nevada corporation and wholly-owned subsidiary of Bearing (“Merger Sub”). Pursuant to the terms of the Merger Agreement, on the Closing Date, Merger Sub merged with and into Li3, with Li3 continuing as the surviving corporation and as a wholly owned subsidiary of Bearing (the “Merger”).

On the Closing Date each issued and outstanding share of Li3’s common stock, par value $0.001 per share (“Li3 Common Stock”), was converted into the right to receive common shares of Bearing, no par value per share (“Bearing Common Shares”), in the ratio of 0.0287705448370321 Bearing Common Shares for each share of Li3 Common Stock (the “Exchange Ratio”). In the event that an Li3 stockholder’s holdings of Bearing common shares resulting from the Merger would result in the issuance of a fractional share, the number of Bearing common shares to be received by such holder will be rounded down to the nearest whole share. As a result of the Merger, Bearing has approximately 46.5 million common shares outstanding, with former Li3 shareholders representing approximately 34% of Bearing’s pro-forma share capital.

The foregoing description of the Merger Agreement and Merger is only a summary and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Annex A to Bearing’s Registration Statement on Form F-4 (File No. 333-217231), originally filed with the Securities and Exchange Commission (the “Commission”) on April 10, 2017, as amended (the “Bearing F-4”).

In connection with the closing of the Merger Agreement, on September 28, 2017, Bearing issued the news release filed herewith as exhibit 99.1.

Exhibit No.

99.1	News Release Dated September 28, 2017

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEARING LITHIUM CORP.

/s/ Jeremy Poirier
Jeremy Poirier
President, Chief Executive Officer, Director

September 28, 2017

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